SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             information to be included in statements filed pursuant
                 to rules 13d-1(a) and amendments thereto filed
                            pursuant to rule 13d-2(a)

                               (Amendment No. __) (1)

                             Tremont Advisers, Inc.
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                    894729201
                                 (CUSIP Number)

                               Sandra L. Manzke
                           c/o Tremont Advisers, Inc.
                                555 Fremd Avenue
                               Rye, New York 10580
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
                                Communications)

                               - with copies to -

                             Stephen Rosenberg, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                 August 18, 1999

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. _

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 5 Pages

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|   CUSIP NO. 89472901   |           13D             |  Page 2 of 5 Pages     |
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--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Sandra L. Manzke
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
           Inapplicable
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           PF
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        712,470
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |        712,470
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          712,470
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                          [ ]
          Inapplicable
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.62%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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|   CUSIP NO. 89472901   |           13D             |  Page 3 of 5 Pages     |
 ------------------------                             ------------------------

ITEM 1  Security and Issuer

         Title of Class of Securities

                  Class B common stock $.01 par value per share (the "Shares")

         Name and Address of Issuer

                  Tremont Advisers, Inc. ("Tremont" or the "Issuer") 555 Theodore Fremd Avenue
                  Rye, New York  10580

ITEM 2  Identity and Background

             (a)  Sandra L. Manzke ("Ms. Manzke")

             (b)  c/o Tremont Advisers, Inc.
                  555 Theodore Fremd Avenue
                  Rye, New York  10580

             (c) Ms. Manzke is the Chief Executive Officer and the Chairman of the Board of Directors of the Issuer whose address is set forth in Item 1 above.

             (d) During the past five years Ms. Manzke has not been convicted in a criminal proceeding.

             (e) During the past five years Ms. Manzke has not been a party to a civil proceeding as a result of which she is subject to a judgment, decree or final order enjoining her from or mandating activities subject to federal or state securities laws, or finding her in violation of such laws.

             (f)  United States

ITEM 3  Source and Amount of Funds or Other Consideration

             Of the 712,470 Shares owned by Ms. Manzke,:

             - 376,693 were acquired from the Company in connection with the Company's acquisition of Ms. Manzke's stock in Tremont Partners, Inc.

             - 62,527 Shares were purchased by Ms. Manzke using personal funds.

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|   CUSIP NO. 89472901   |           13D             |  Page 4 of 5 Pages     |
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             -    43,750  Shares are  subject  to  currently  exercisable  stock options granted to Ms. Manzke by the Company.

             - The balance, 229,500 Shares, are issuable upon conversion of the Company's Series A Common Stock on a one to one basis. Ms. Manzke acquired the Series A Common Stock using personal funds.


ITEM 4  Purpose of Transaction

The purpose of the transactions reported by this Schedule D is investment in the securities of the Issuer. Ms. Manzke is the Chief Executive Officer and the Chairman of the Board of Directors of the Issuer and, as such, is eligible to be granted options to purchase additional shares of the Issuer's Class B Common Stock under its 1998 Stock Option Plan. Other than as described above, Ms. Manzke does not have any plans or proposals, which would result in any of the following:

             (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

             (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

             (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

             (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

             (e) any material change in the present capitalization or dividend policy of the Issuer;

             (f)  any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

             (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

             (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

             (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

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|   CUSIP NO. 89472901   |           13D             |  Page 5 of 5 Pages     |
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             (j)  any action similar to any of those enumerated above.

ITEM 5  Interest in Securities of the Issuer

             (a)-(b) As of the  date of this  Schedule  13-D,  Ms.  Manzke  owns
                  712,470 shares of the Issuer's Class B Common Stock, representing approximately 12.62% of the Issuer's Class B Common Stock outstanding as of July 30, 1999 (based upon information obtained from the Issuer's latest Form 10-QSB).

             (c) On the below listed dates Ms. Manzke sold shares of the Company's Class B Common Stock for indicated per share purchase price in broker transactions on the OTC Bulletin
                  Board:

             -    June 18,1999,  700 shares for $11 per share;

             -    July 13, 1999, 1,300 shares for $11 per share;

             -    July 30, 1999,  1,200 shares for $11 per share; and

             -    August 2,1999,  13,000 shares for $11  per share.

             In addition, on June 21, 1999, Ms. Manzke gifted 800 shares with a market value of $10 per share.

         (d)      Inapplicable.

         (e)      Inapplicable.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

                  None.


ITEM 7  Material to Be Filed as Exhibits

                  None.



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  August 24, 1999
                                                  ______________________________
                                                             (Dated)

                                                  /s/ Sandra L. Manzke
                                                  ______________________________
                                                         (Signature)


                                                  ______________________________
                                                             (Title)